Shaun J. Mathew, P.C. To Call Writer Directly: +1 212 909 3035 shaun.mathew@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

VIA EDGAR AND EMAIL

May 13, 2021

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:	Nicholas Panos

Re:

KVH Industries, Inc.

PREC14A Preliminary Proxy Statement filed on Schedule 14A

Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A

Filed on May 11, 2021 by KVH Industries, Inc.

File No. 000-28082

Dear Mr. Panos:

KVH Industries, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company dated May 12, 2021, from the staff (the “Staff”) of the Commission concerning the above captioned Preliminary Proxy Statement (the “Preliminary Proxy Statement”) in respect of the Company’s 2021 Annual Meeting of Stockholders. For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s response. In addition, copies of the Amended Preliminary Proxy Statement are enclosed and have been marked to show changes from the Preliminary Proxy Statement.

General

1.	Notwithstanding the disclosure that appears on page one regarding the registrant’s Annual Report, please advise us, with a view toward revised disclosure, how KVH complied with or intends to comply with Rule 14a-3(b)(10).

Austin   Bay Area   Beijing   Boston   Chicago   Dallas   Hong Kong   Houston   London   Los Angeles   Munich   Paris   Shanghai   Washington, D.C.

May 13, 2021 | Page 2

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 48 of the Amended Preliminary Proxy Statement to comply with Rule 14a-3(b)(10).

What is a broker non-vote?, page 8

2.	Item 21(b) of Schedule 14A requires the person filing the proxy statement to disclose “the method by which votes will be counted [and] the treatment and effect of [ ] broker non-votes…” Please advise us of the legal basis upon which KVH relied to equate the possible voting by banks and other nominees in their discretion with the discretionary voting by brokers. See Exchange Act Release No. 30849 (June 24, 1992); see also Exchange Act Release No. 62764 (September 15, 2011) (expressly identifying “broker non-votes” as instances where brokers are allowed to use their discretion to vote absent instructions).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 9 of the Amended Preliminary Proxy Statement. The Company does not believe there is evidence suggesting that the Commission intends to treat persons other than brokers, such as banks and other holders of record, as the equivalent of brokers for purposes of providing broker non-vote disclosures under Item 21(b) of Schedule 14A. Accordingly, the Company has made the above-mentioned revisions to ensure compliance with Item 21(b).

Proposal No. 1 | Election of Directors, page 18

3.	Notwithstanding the disclosures in Appendix A, please advise us, with a view toward revised disclosure, whether or not any indemnification agreements or understandings exist between the nominees and KVH. See Item 401(a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that no indemnification agreements or understandings exist between the nominees and the Company. The Company respectfully submits that because the line item disclosure requirement in Item 7(b) of Schedule 14A and corresponding Item 401(a) of Regulation S-K with respect to any “arrangement or understanding between [the nominee] and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected as a director or nominee” is inapplicable to the Company and the nominees, a negative response is not required to be disclosed as explained by and permitted under Rule 14a-5(a). Accordingly, the Company respectfully submits that no disclosure of such fact is required to be disclosed in the Amended Preliminary Proxy Statement.

Proposal No. 2 | Advisory Vote on Named Executive Officer Compensation, page 20

4.	Please disclose when the next shareholder advisory vote on executive compensation will occur, or advise us where this disclosure has been made. See Item 24 of Schedule 14A.

Response: The Company acknowledges the Staff’s comment and has revised page 22 of the Amended Preliminary Proxy Statement to provide the requested disclosure.

May 13, 2021 | Page 3

Additional Information – Costs of the Solicitation, page 48

5.	The registrant has only acknowledged that it “may incur additional costs in connection with our solicitation of proxies.” While the registrant further explains it will incur “aggregate expenses” inclusive of those associated with the retention of a proxy solicitor, please revise the disclosure to quantify the total cost of the solicitation above what the registrant normally expends for an uncontested solicitation for the election of directors, including attorney fees, litigation costs, and other charges. Refer to Item 4(b)(4) of Schedule 14A and corresponding Instruction 1 thereto, which together require disclosure of costs “in furtherance of, or in connection with” the solicitation, as well as “other costs incidental to the solicitation.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 49 of the Amended Preliminary Proxy Statement accordingly.

Sincerely,

/s/ Shaun J. Mathew, P.C.
Shaun J. Mathew, P.C.

cc:	Martin A. Kits van Heyningen
Felise Feingold
KVH Industries, Inc.

Michael P. Brueck, P.C.
Kirkland & Ellis LLP